August 20, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kevin L. Vaughn

Re:	Peregrine Semiconductor Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 19, 2014
File No. 001-35623

Dear Mr. Vaughn:
Peregrine Semiconductor Corporation (the “Company”) hereby responds to the comments set forth in the letter to the Company dated August 6, 2014 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the August 6, 2014 letter in italicized, bold print, and the Company’s responses are provided below each comment.
Form 10-K for the year ended December 28, 2013
Item 9A. Controls and Procedures, page 48

1.
We note your disclosure that you did not “include a report of management’s assessment of internal controls over financial reporting… due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies…”. We further note that you filed a Form 10-K for the fiscal year ended December 29, 2012. Instructions to Item 308 of Form S-K states that “a registrant need not comply with paragraphs (a) and (b) of this Item until it either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year, please revise to include your report of management’s assessment of the effectiveness of your internal controls over financial reporting as of December 29, 2013. Refer to Item 308(a) and Instructions to Item 308 of Regulation S-K.

The Company advises the Staff that it intends to file an amendment to its Form 10-K to insert Management’s Annual Report on Internal Controls Over Financial Reporting, which was inadvertently omitted from Part II, Item 9A, Controls and Procedures. The proposed amendment to the disclosure in Part II, Item 9A is attached as Exhibit A hereto, marked against Part II, Item 9A as previously filed to highlight the changes for the Staff’s review. For the amendment, the Company proposes to include the cover page, explanatory note, amendment of Item 9A, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Upon receiving confirmation from the Staff that the proposed changes adequately address the Staff’s comment, the Company will file the amendment accordingly.
Management’s evaluation of the effectiveness of internal control over financial reporting included, among other things, the following:

•
Management's evaluation was based on a risk assessment which determined significant accounts/disclosure and relevant management assertions. Based on the risk assessment, management also determined which controls to test and what type of evidence was necessary for a given control. The Company also included in its risk assessment a scoping of its business locations.

•	The Company documented its key processes. This documentation was performed by identified process owners and reviewed by management.

•
Management identified the Company’s key internal controls over financial reporting. The Company applied a top-down approach to select which controls to test. This approach included an evaluation of entity-level controls.

•
Management evaluated the implementation, design and effectiveness of the identified key controls. The Company evaluated the design and operating effectiveness of 91 key controls as of December 28, 2013. As a result of management’s evaluation, the Company identified three control deficiencies. None of these deficiencies, individually or in aggregate, were considered to rise to the level of a material weakness in the design or operation of internal controls over financial reporting. In its evaluation of the control deficiencies identified, the Company considered the qualitative and quantitative potential magnitude of the respective deficiency and the operating effectiveness of compensating internal controls.

•
The Company also obtained and reviewed SOC-1 reports from its payroll, treasury and equity compensation service providers in order to evaluate the effectiveness of internal controls of its service organizations.

•
Management’s evaluation was performed by members of the finance organization with an appropriate level of experience in the evaluation of the effectiveness of internal control over financial reporting.

Based on management’s evaluation, which was conducted prior to the filing of the Form 10-K on February 19, 2014, the Company concluded that it maintained effective internal control over financial reporting as of December 28, 2013 based on the COSO criteria.
The Company also advises the Staff that it has considered whether management’s failure to provide in the Form 10-K its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 28, 2013. The Company has concluded that the omission of management’s report in the Form 10-K is considered a deficiency in the operation of the Company’s disclosure controls. However, in re-evaluating the disclosure controls and procedures, the Company considered the operating effectiveness of the Company’s other compensating disclosure controls, the magnitude of the deficiencies identified, and concluded that this omission does not impact management’s conclusion that the Company’s disclosure controls and procedures as of December 28, 2013 were effective.
The Company’s disclosure controls and procedures include, among other things, the following:

•
Preparation of periodic reports by the Financial Reporting Manager. The Financial Reporting Manager also completes a disclosure checklist to ensure complete and accuracy disclosure in periodic reports. Review of periodic reports and disclosure checklist by Director Financial Planning and Reporting.

•	Review of the periodic reports by CFO and Controller and by other senior Company employees across various functions.

•
Annual audit and quarterly review of the consolidated financial statements by the Company’s independent registered public accounting firm, who also reads the periodic reports for consistency with the consolidated financial statements.

•	Review of the Company’s periodic reports by the Company’s outside general and securities counsel.

•
The audit committee of the board of directors meets with Company’s management and independent registered public accounting firm on a quarterly basis. Review of the periodic reports by the audit committee.

•	Sub-certifications of 26 members of the management team or other employees

•
Review of periodic reports by members of the disclosure committee, which is compromised of the CEO, CFO, Controller, VP Sales and Marketing, VP Operations, IR Director, and VP Quality. Disclosure committee meets on a quarterly basis to discuss the periodic report, management’s evaluation of the effectiveness of internal control over financial reporting and disclosure controls.

As part of the Company’s re-evaluation of the overall effectiveness of the disclosure controls and procedures as of December 28, 2013, management carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of disclosure controls and procedures; the fact that management had evaluated the effectiveness of the Company’s internal controls over financing reporting prior to the February 19th filing of the Form 10-K; and the nature of this particular omission. In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the omission of certain required language in Item 9A of the Form 10-K, the Company’s disclosure controls and procedures were effective.

Exhibits 31.1 and 31.2

2.
We note here and within your March 29, 2014 and June 28, 2014 Forms 10-Q that the certifications filed as Exhibit 31.1 and 31.2 do not include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. Please amend your filings to include corrected certifications that provide all of the required statements.

The Company advises the Staff that, upon receiving confirmation from the Staff that the proposed changes to Item 9A of the Form 10-K are acceptable, the Company will also file, concurrently with the amendment to the Form 10-K, amendments to its March 29, 2014 and June 28, 2014 Forms 10-Q to correct the certifications filed as Exhibit 31.1 and 31.2 thereto to include all required statements, including the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. For each amendment, the Company proposes to include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification.
The Company advises the Staff that there were no changes in internal control over financial reporting that occurred during the three months ended March 29, 2014 and June 28, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s procedures include, among other things, all of the Company’s disclosure controls and procedures listed above. The Company’s sub-certifications includes a confirmation from all Peregrine owners of processes subject to internal controls over financial reporting that there were no changes in their respective processes or design and operating effectiveness of internal controls.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please do not hesitate to contact me at (858) 795-0110 if you have any questions or would like additional information regarding this matter.
Very truly yours,

/s/ Jay Biskupski
Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation

Exhibit A

Item 9A.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 28, 2013. The term “disclosure controls and procedures,” as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 28, 2013, our Chief Executive Officer and Chief Financial Officer concluded that as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three months ended December 28, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

The Company acknowledges that it is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company’s internal controls over financial reporting are designed to provide reasonable assurance with generally accepted accounting principles. The Company evaluated the effectiveness of its internal control over financial reporting as of December 28, 2013 using the criteria set forth in the 1992 version of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on management’s evaluation, the Company has concluded that it maintained effective internal control over financial reporting as of December 28, 2013 based on the COSO criteria. This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

Limitations on the Effectiveness of Controls

Control systems, no matter how well conceived and operated, are designed to provide a reasonable, but not an absolute, level of assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected, and misstatements due to error or fraud may occur and not be detected.